Our date
2006-03-08
Your date

Our reference
Your reference

Attending to this matter, tel. direct line, fax direct line
KF/Gunnar Båtelsson, +46 26 26 10 20

06011792

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SUPPL

RECEIVED
2006 MAR 21 A 11:00
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Operations at Kanthal unit in Cinisello, Italy to be phased out, dated 7 March 2006, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Gunnar Båtelsson
Group Treasurer and VP Finance

PROCESSED
MAR 22 2006
THOMSON
FINANCIAL

SEC-brev 060308 Kanthal

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

SANDVIK

Press Release

Operations at Kanthal unit in Cinisello, Italy to be phased out

As a consequence of the ongoing review of Sandvik Materials Technology's wire drawing plants, it has been decided to phase out operations at the unit in Cinisello, Italy, within the Kanthal product area.

This action is part of the efforts to improve cost efficiency and increase profitability.

The decision affects about 90 persons. Negotiations with the trade unions will be initiated in the near future, with the ambition that the process is as smooth as possible for the employees.

Sales of Kanthal's products in Italy will not be affected by the decision.

Sandviken, 7 March 2006

Sandvik AB; (publ)

For further information, contact Peter Gossas, President of Sandvik Materials Technology, tel +46 26 26 33 33.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems and sorting systems. The Group has 39,000 employees in 130 countries, with annual sales of approximately SEK 63,000 M.

Sandvik Materials Technology is a business area within the Sandvik Group and a world-leading manufacturer of high value-added products in advanced stainless materials, special alloys, metallic and ceramic resistance materials, as well as process plants and sorting systems. Annual sales are about SEK 17,000 M with 8,400 employees. The product areas comprises Tube, Strip, Wire, Kanthal and Process Systems.

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB			
Group Communications	Reg.No *556000-3468*		
SE-811 81 SANDVIKEN	VAT No. SE663000060901		
SWEDEN	www.sandvik.com	+46 26 26 10 47	+46 26 26 10 43